UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

Commission File Number

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 28 October 2019

28 October 2019

KAZIA RAISES A$4 MILLION TO PROGRESS R&D PROGRAMS

Sydney, 28 October 2019 – Kazia Therapeutics Limited (ASX: KZA; NASDAQ: KZIA), an Australian oncology-focused biotechnology company, is pleased to announce the completion of a placement of ten million new fully paid ordinary shares in the Company (New Shares) to institutional, professional, and sophisticated investors in Australia and internationally, at a price of A$0.40 per New Share (Institutional Placement). The Institutional Placement will raise A$4.0 million (exclusive of costs).

Institutional Placement

Under the terms of the Institutional Placement, 10 million New Shares have been allocated to institutional, professional, and sophisticated investors at a price of A$0.40 per New Share, representing a 14% discount to the last closing price on 23 October 2019 (A$0.465).

New Shares to be issued under the Institutional Placement will be issued without shareholder approval under the Company’s existing placement capacity under ASX Listing Rules 7.1 and 7.1A. Settlement is expected to occur on or around 31 October 2019 and the New Shares issued under the Institutional Placement are expected to be allotted and commence trading on ASX on 1 November 2019. The New Shares will rank equally with the Company’s existing shares on issue. The Institutional Placement was not underwritten.

The proceeds of the placement will be used to further the Company’s ongoing clinical studies and to fund working capital.

[ENDS]

This announcement may include forward-looking statements. These forward-looking statements are based on Kazia’s expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Kazia, which could cause actual results to differ materially from such statements. Kazia makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of this announcement.

The securities referred to in this announcement have not been registered under the US Securities Act of 1933 (Securities Act), or under the securities laws of any state or other jurisdiction of the United States. Accordingly, such securities may not be offered or sold, directly or indirectly, in the United States or to any US person (as defined in Rule 902 under the Securities Act) or to any person acting for the account or benefit of a US person, except in transactions (i) registered under the US Securities Act or (ii) exempt from, or not subject to, the registration requirements of the Securities Act and any other applicable securities laws of any state or other jurisdiction of the United States.

Board of Directors

Mr Iain Ross Chairman, Non-Executive Director

Mr Bryce Carmine Non-Executive Director

Mr Steven Coffey Non-Executive Director

Dr James Garner Chief Executive Officer, Managing Director